December 16, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Austin Pattan, Staff Attorney
Joshua Shainess, Legal Branch Chief

RE:	THUMZUP MEDIA Corp
Offering Statement on Form 1-A
Filed November 17, 2022
File No. 024-12067

To the Division of Corporation Finance:

This letter is submitted on behalf of THUMZUP MEDIA Corp, a Nevada corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated December 14, 2022, with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12067), filed with the SEC on December 9, 2022. This letter is being submitted contemporaneously with the filing of the Second Amendment (the “Second Amendment”) to the Offering Circular (the “Offering Circular”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Circular.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

Investor Perks, page 26

1.

We note your belief that the bonus shares “alter the sales price and cost basis of the securities in this offering.” Please revise your disclosure of the price per security to reflect the bonus shares. Refer to Rule 251(a)(1). Additionally, please ensure that your disclosure describes the differentiated pricing or terms in the summary section.

Issuer Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 26 of the Revised Offering Circular.

2.

You state that the investor perks are subject to availability and that the Company reserves the right to change these perks at any time as needed. Please provide the legal basis for your ability to change or eliminate the perks. Describe how any such perks would not be “available” and the circumstances under which the Company would change these perks. Disclose whether or not the Company retains the right to make these changes after it has accepted investor subscriptions.

Issuer Response: The Issuer has eliminated this language on page 26 and will not change or modify the perks after beginning to accept investor subscriptions in the contemplated offering.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. If you need any additional information or have any follow up questions, please feel free to contact Joseph Nunziata of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer